UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                FORM 12b-25
                         NOTIFICATION OF LATE FILING

                                            SEC FILE NUMBER:  0-25463
                                            CUSIP NUMBER: 64121C

(Check One):

[ ] From 10-K and Form 10-KSB [ ] Form 20-F  [ ] Form 11-K
[X] Form 10-QSB [ ] Form N-SAR

For Period Ended: September 30, 2000

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: ________________________
__________________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

     Full Name of Registrant:
     Network Investor Communications Inc.

     Former Name if Applicable
     N/A

     Address of Principal Executive Office (Street and Number)
     9645 Gateway Drive, Suite B

     City, State, Zip Code
     Reno, Nevada 89511

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PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

XX	(b) The subject annual report, semi-annual report, transition report on
--    	Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Company entered into a Letter of Intent on September 26, 2000, subsequently the transaction has yet to be consummated. Until this transaction is finalized or abandoned, the Company can not present an accurate 10-QSB for the period ending September 30, 2000. The Company is anticipating that a decision will be made on November 15, 2000.

Additionally, the Company's quarterly filing will have to be reviewed by our outside auditor prior to filing.

The outstanding issues are expected to be resolved and the quarterly report for the period ending September 30, 2000 to be filed on or before November 28, 2000.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

  Robert R. Deller               (775) 852-9100
---------------------       --------------------------
       (Name)               (Area Code)(Telephone No.)

(2) have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

	[X]Yes  [ ]No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	[ ]Yes  [X]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Network Investor Communications Inc.
     --------------------------------------------
     (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

NETWORK INVESTOR COMMUNICATIONS INC.

Date:  November 14, 2000

By: /S/  ROBERT R. DELLER
         ------------------------------
         Robert R. Deller
         President and Director
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